THE LAW OFFICE OF JILLIAN SIDOTI

 38730 Sky Canyon Drive, Suite A
 Murrieta, CA 92563
 P: (323) 799-1342
 F: (951) 224-6675
 jillian@jilliansidoti.com
 www.jilliansidoti.com

December 18, 2012

Re:	Tarheel Billboard Inc. Registration Statement on Form S-1 Filed September 7, 2012 File No. 333-183781

Dear Mr. Spirgel-

Please find the answers to your comment below.

Note 2. Summary of Significant Accounting Policies, page F-14 Basis of Presentation, page F-14

1. We note the disclosure provided in response to comment 1.  Please correct the date of the interim period financial statements referenced in this disclosure to be October 31, 2012.

We have updated this date.

Thank you for your time. Please let us know when we might request acceleration, if possible.

Sincerely,

Jillian Sidoti
Counsel